

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 26, 2012

Via E-mail
Andrea Clark
Chief Executive Officer and President
Health Revenue Assurance Holdings, Inc.
8551 W. Sunrise Boulevard, Suite 304
Plantation, Florida 33322

> Re: **Health Revenue Assurance Holdings, Inc.**
> **Amendment No. 2 to Form 8-K**
> **Filed April 27, 2012**
> **File No. 333-173039**
>
> **Form 10-K**
> **Filed April 16, 2012**
> **File No. 333-173039**

Dear Ms. Clark:

We have reviewed your amended Form 8-K and response letter filed on April 27, 2012 and your Form 10-K filed on April 16, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No 2 to Form 8-K, filed April 27, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 14

1. You disclose on page 1 that you are an emerging growth company, as defined in the Jumpstart Our Business Startups Act, and that you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act. Please include a statement in your critical accounting policy disclosures to disclose that as a result of this election, your

financial statements may not be comparable to companies that comply with public company effective dates.

Exhibit 99.1
Consolidated Financial Statements
Notes to Consolidated Financial Statements
2 – Summary of Significant accounting policies
Revenue Recognition, page F-8

2. In your response to comment 3 you do not appear to differentiate between the specific performance and proportional performance method of recognizing revenues which are different methods. Your disclosures state that you recognize revenue generated from medical coding audit services based on the specific performance method. We believe that if an arrangement requires the performance of only one act of service at a single point in time, revenue is appropriately recognized using the specific performance method when the service is performed. However, if the arrangement requires the performance of more than one act of service performed over time, the use of the proportional performance method could be more appropriate because this method results in revenue recognized as services are performed. Under this method, revenue is recognized based on the pattern of performance. While your disclosures state that you applied the specific performance method, from your description it appears that you used the proportional performance method. Please clarify. If you use the proportional performance method, disclose how you determine the pattern of performance, for example, hours worked to total hours estimated to complete the contract. Unless 50% of the work under the contract is completed during the planning phase it does not appear appropriate to recognize 50% of the contract fee after completion of the planning phase.

Form 10-K, filed April 16, 2012

Intellectual Property, page 5

3. We note that your Form 8-K states that you have a patent application pending, which was filed with the United States Patent and Trademark Office on October 13, 2006, on your computer software and technology relating to hospital claims auditing system and methods. However, your Form 10-K states that you have a patent, not that one is pending. Accordingly, please revise your disclosure in your Form 8-K and Form 10-K, as necessary, to rectify this apparent discrepancy. Please not that your revised disclosure should include the specific products or technology to which such patent relates, the expiration date of the patent and the jurisdiction in which the patent was granted.

You may contact Ibolya Ignat at (202) 551-3656 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170, Daniel Greenspan at (202) 551-3623 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey Riedler
Assistant Director

cc: Gregg Jaclin
        Anslow & Jaclin LLP
        195 Route 9 South
        Manalapan, NJ 07726